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                                                                EXHIBIT 7(C)(99)

( BW)(P-COM)(PCMS) P-Com Inc. Announces Execution of Definitive Agreement to Purchase Columbia Spectrum Management

        Business Editors/Computer Writers

        CAMPBELL, Calif.--(BUSINESS WIRE)--Feb. 12, 1997--P-Com Inc. (NASDAQ/NMS:PCMS) announced that it has signed a definitive agreement to purchase the assets of Columbia Spectrum Management, LP, a provider of turnkey relocation services for microwave paths over spectrum allocated by the Federal Communications Commission for Personal Communications Services ("PCS") and other emerging technologies.
        Columbia Spectrum Management provides market and system analysis, frequency planning, negotiation services, program management, and turnkey relocation encompassing all the above for the cellular, business by-pass, and PCS industry.
        "This acquisition is designed to broaden our worldwide product offering to include services which our customers, both domestic and international, have been requesting. In addition, this will allow P-Com to become more involved with our customers in the actual design and rollout of their networks," stated George Roberts, chairman and CEO of P-Com Inc.
        The purchase price will be $22.5 million of which $8.0 million will be paid in cash and $14.5 million will be paid in shares of P-Com's common stock. The acquisition will not be accounted for under the purchase method of accounting and it is not currently anticipated that this accounting treatment will have a material adverse effect on the financial results of the company for the year ended Dec. 31, 1997. It is anticipated that the acquisition will be completed in February 1997.
        P-Com Inc. develops, manufactures and markets millimeter wave radio systems for the worldwide wireless telecommunications market. The point-to-point radio links provided by P-Com are designed to satisfy the network requirements of cellular and personal communications services, corporate communications, public utilities and local governments.
        Statements in this release that are forward looking involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance that may be suggested in this release. The Company operates in an industry sector where securities and values are highly volatile and may be influenced by economic and other factors beyond the Company's control. Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its reports on Form 10-K and 10-Q.

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        P-Com Inc., with world headquarters in Campbell, and offices in Florida, the United Kingdom, Italy, France, Germany, Mexico and Singapore, is committed to designing, manufacturing and marketing highly reliable and cost-effective radio transmission systems for the worldwide telecommunications industry. P-Com Inc. is an ISO 9001 certified company. For additional information, contact P-Com at: P-Com Inc., 3175 S. Winchester Boulevard, Campbell, CA 95008 USA
TELEPHONE: 408/866-3666  FAX: 866-3655

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      CONTACT:  P-Com Inc., Campbell
                Michael Sophie, 408/866-3666